

16012172

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Wasnington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daewoo Securities (America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 31st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hyoseok Chae 212-407-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue, Suite 415	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America) Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Daewoo Securities (America) Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daewoo Securities (America) Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 24, 2016

Daewoo Securities (America) Inc.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	3,381,733
Commissions receivable from Parent		137,652
Receivable from brokers, dealers and clearing organizations		254,164
Securities owned, at fair value		4,057,330
Property and equipment		255,983
Other assets		171,441
Total assets	$	8,258,303

Liability and Stockholder's Equity

Liability:		
Accrued expenses and other liabilities	$	407,331
Commitments		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(4,149,028)
Total stockholder's equity		7,850,972
Total liability and stockholder's equity	$	8,258,303

See accompanying notes to financial statements.

(1) Description of Business

Daewoo Securities (America) Inc. (the "Company") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation (SIPC).

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutional investors in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets. As shown in the accompanying statement of operations, the Company's major source of revenues is commissions from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. The Company clears all U.S. securities transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(2) Summary of Significant Accounting Policies

(a) Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of deposits with clearing brokers.

(b) Securities Owned

Securities owned consist of obligations of corporate debt securities, and are stated at fair value. The fair value of corporate debt securities is determined based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker and dealer quotes, credit spreads and new issue data.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related leases.

(e) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) Deferred Rent Liability

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to approximately $127,000 as of December 31, 2015.

(g) Fair Value Measurements and Disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2015, the Company had a minimum net capital requirement of $250,000, whereas it had net capital of $3,228,566, which exceeded the minimum net capital requirement by $2,978,566. The Company's percentage of aggregate indebtedness to net capital was 12.62% at December 31, 2015.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total assets measured at fair value
Corporate debt securities	$ —	4,057,330	—	$ 4,057,330
	$ —	4,057,330	—	$ 4,057,330

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2015. There were no securities held by the Company which were categorized in Level 3 at

December 31, 2015 or transferred out of Level 3 to Level 1 or Level 2 during the year ended December 31, 2015.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5) Property and Equipment

Property and equipment at December 31, 2015 are summarized as follows:

Furniture and fixtures	$ 108,544
Machine & equipment	71,001
Leasehold improvements	394,818
	574,363
Less accumulated depreciation and amortization	(318,380)
	$ 255,983

(6) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2015 are as follows:

Deferred tax assets (liabilities):	
Net operating loss carry-forwards	$ 1,631,190
Deferred rent	57,273
Bonus payable	90,065
Depreciation	28,350
Total gross deferred tax assets	1,806,878
Less valuation allowance	1,806,878
Net deferred tax assets	$ –

The net change in the valuation allowance for the year ended December 31, 2015 was an increase of approximately $112,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2015, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $3,700,000, which expire in various years through December 31, 2035. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $3,346,000 at December 31, 2015, which expire in various years through December 31, 2035.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the statement of financial condition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes.

The Company remains subject to examination for the years ended December 31, 2014 and 2013 and for the fiscal year ended March 31, 2013 for the federal, states, and local jurisdictions.

(7) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company. The Company also executes customers' orders for U.S. securities transactions received from the Parent. Related commissions receivable from the Parent amounted to approximately $138,000 as of December 31, 2015.

(8) Commitments

As of December 31, 2015, the Company was obligated under noncancelable operating lease contracts for its office spaces, which expire through June 2022. The office leases contain rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease contracts as of December 31, 2015 are as follows:

Year ending December 31, 2015:	Amount
2016	$ 309,000
2017	325,000
2018	336,000
2019	336,000
2020	336,000
Thereafter	504,000
	$ 2,146,000

(9) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2015. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(10) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2015. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 24, 2016, the date at which the statement of financial condition was available to be issued, and determined that there were no other items which required accounting for or disclosure in the statement of financial condition except that the Parent was in the process of a merger with other company in Korea.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SEC Mail Processing Section FEB 26 2016 Washington DC 404

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******688********************ALL FOR AADC 100
045034 FINRA DEC
DAEWOO SECURITIES (AMERICA) INC
320 PARK AVE FL 31
NEW YORK NY 10022-6833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sanghyun Bae 212-407-1015

2. A.	General Assessment (item 2e from page 2)	$ 7,135
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/16/15 Date Paid	(3,476)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	3,659
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,659
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 3,659	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Daewoo Securities (America) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,857,136
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,316
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,316
2d. SIPC Net Operating Revenues	$ 2,853,820
2e. General Assessment @ .0025	$ 7,135
	(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

8*8*******688******************ALL FOR AADC 100
045034 FINRA DEC
DAEWOO SECURITIES (AMERICA) INC
320 PARK AVE FL 31
NEW YORK NY 10022-6833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sanghyun Bae 212-407-1015

2. A. General Assessment (item 2e from page 2) $ 7,135

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,476)
7/16/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3,659

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,659

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,659

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Daewoo Securities (America) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,857,136
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,316
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,316
2d. SIPC Net Operating Revenues	$ 2,853,820
2e. General Assessment @ .0025	$ 7,135 (to page 1, line 2.A.)

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

SEC
Mail Processing
Section
FEB 26 2016
Washington DC
404

The Board of Directors
Daewoo Securities (America) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Daewoo Securities (America) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Daewoo Securities (America) Inc.'s management is responsible for Daewoo Securities (America) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Fort Lee, New Jersey
February 24, 2016

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Independent Accountant's Agreed-upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
Daewoo Securities (America) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Daewoo Securities (America) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Daewoo Securities (America) Inc.'s management is responsible for Daewoo Securities (America) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Fort Lee, New Jersey
February 24, 2016